SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 13)
GEICO CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
361582109
(CUSIP Number)
Check the following box if a fee is being paid with this
statement.
(A fee is not required only if the filing person: (1) has a
previous
statement on file reporting beneficial ownership of more than five percent of
the class of securities described in Item 1; and (2) has filed no amendment
subsequent thereto reporting beneficial ownership of five percent or less of
such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a
reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would alter the
disclosures provided in the prior coverage page.
The information required in the remainder of this cover page shall not be
deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the Act
(however, see
the Notes).
(Continued on following pages(s))
CUSIP NO. 361582109  13G
1.  NAME OF REPORTING PERSON
NationsBank Corporation
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
56-0906609
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b) X
3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  SOLE VOTING POWER
34,250,000
6.  SHARED VOTING POWER
8,105
7.  SOLE DISPOSITIVE POWER
- -0-
8.  SHARED DISPOSITIVE POWER
- -0-
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,258,105
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES *
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
50.1%
12.  TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO. 361582109 13G
1.  NAME OF REPORTING PERSON
N.B. Holdings Corporation
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b) X
3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  SOLE VOTING POWER
34,250,000
6.  SHARED VOTING POWER
8,105
7.  SOLE DISPOSITIVE POWER
- -0-
8.  SHARED DISPOSITIVE POWER
- -0-
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,258,105
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES *
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
50.1%
12.  TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
CUSIP NO. 361582109 13G
1.  NAME OF REPORTING PERSON
NationsBank, N.A.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b) X
3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. National Banking Association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  SOLE VOTING POWER
34,250,000
6.  SHARED VOTING POWER
8,105
7.  SOLE DISPOSITIVE POWER
- -0-
8.  SHARED DISPOSITIVE POWER
- -0-
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,258,000
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
SHARES *
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
50.1%
12.  TYPE OF REPORTING PERSON *
BK
*SEE INSTRUCTION BEFORE FILLING OUT!
SCHEDULE 13G
Item 1(a) Name of Issuer:
Geico Corporation
Item 1(b) Address of Issuer's Principal Executive Offices:
 5260 Western Avenue, NW
Washington, DC 20076
Item 2(a) Name of Person(s) Filing:
(a) NationsBank Corporation
(b) N.B. Holdings Corporation
(c) NationsBank, N.A.
Item 2(b) Address of Principal Business Office or, if none,
Residence:
(a) NationsBank Plaza, Charlotte, North Carolina 28255
(b) NationsBank Plaza, Charlotte, North Carolina 28255
(c) 6610 Rockledge Drive, Bethesda, Maryland 20817
Item 2(c) Citizenship:
(a) North Carolina Corporation
(b) North Carolina Corporation
(c) U.S. National Banking Association
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
361582109
Item 3    If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b),
check whether the person filing is a:
(a)  Broker or Dealer registered under Section 15
of the Act
(b) X Bank as defined in Section 3(a)(6) of the Act
(c)  Insurance Company as defined in Section
3(a)(19) of the Act
(d)  Investment Company registered under Section 8
of the Investment
Company Act
(e)  Investment Advisor registered under Section
203 of the
Investment Advisors Act of 1940
(f)  Employee Benefit Plan, Pension Fund which is
subject to the
provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund; see Sub-section
240.13d-1(b)(1)(ii)(F)
(g) X Parent Holding Company in accordance with Sub-
section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h) X Group, in accordance with Sub-section 240.13d-
1(b)(1)(ii)(H)
The following entities are holding companies:
NationsBank Corporation
N.B. Holdings Corporation
NationsBank, N.A.
The following entities are banks:
NationsBank, N.A.
The following entities are registered investment advisors:
Item 4    Ownership:
NationsBank, N.A. holds an irrevocable proxy to vote
34,250,000 shares
of the common stock of the Issuer. Of this aggregate amount,
National
Indemnity Company owns 20,162,190 shares (60.2%); National
Fire and
Marine Insurance Company owns 9,494,315 shares (27.7%);
Cornhusker
Casualty Company owns 1,432,870 shares (4.2%); Redwood Fire
and
Casualty Company owns 1,274,860 shares (3.7%); Columbia
Insurance
Company owns 672,055 shares (2.0%); Cypress Insurance Company owns
550,095 shares (1.6%); and National Liability and Fire
Insurance Company
owns 215,015 shares (0.6%). National Fire and Marine
Insurance Company
and Columbia Insurance Company are wholly owned subsidiaries of Berkshire Hathaway, Inc., which also owns 100% of National Indemnity
Company. National Indemnity Company owns all of the stock of the Cornhusker Casualty Company and National Fire and Marine Insurance
Company owns all of the stock of Redwood Fire and Casualty
Company.
Thus, all of the companies having direct ownership of the
Issuer's common
stock are direct or indirect subsidiaries of Berkshire
Hathaway, Inc.
The proxy and ownership amount is approximately 50.1% of the
Issuer's
common stock and voting power.
Item 5    Ownership of Five Percent or Less of a Class:
Not Applicable
Item 6    Ownership of More Than Five Percent on Behalf of
Another
Person:
As disclosed in Item 4, 34,250,000 shares of common stock are owned by
subsidiaries of Berkshire Hathaway, Inc., 1440 Kiewit Plaza,
Omaha, Nebraska
68131. Approximately 50.1% of the stock of Berkshire
Hathaway, Inc. is owned
by Warren E. Buffett, 1440 Kiewit Plaza, Omaha, Nebraska 68131,
or by
members of his family or by certain Trusts which he is the
Trustee but in which
he
has no economic interest.
Item 7    Identification and Classification of the Subsidiary
Which Acquired
the Security Being Reported on By the Parent Holding Company:
Pursuant to Rule 13d-1(b)(1)(ii)(G) of the Securities
Exchange Act of 1934,
NationsBank Corporation is filing this Schedule 13G as a
parent holding
company of the following:
a.   N.B. Holdings Corporation, which is a holding company of
its subsidiaries,
NationsBank, N.A.
classifiable under Item 3(b) as Banks as defined in Section
3(a)(6) of the
Securities Exchange Act of 1934.
Item 8    Identification and Classification of Members of the
Group:
Except for the relationships referred to in Item 7 hereof,
the reporting
entities do not affirm the existence of a group. This Form
is filed on behalf
of each of the entities listed in Item 2(a) hereof.
Item 9    Notice of Dissolution of Group:
Not Applicable
Item 10   Certification:
By signing below, I certify that, to the best of my knowledge and belief, the
securities referenced to above were acquired in the ordinary course of
business and were not acquired for the purpose of and do not have the effect
of changing or influencing the control of the issuer of such securities and
were not acquired in connection with or as a participant in
any transaction
having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify
that the information set forth in this statement is true,
complete and correct.
NATIONSBANK CORPORATION
N.B. HOLDINGS CORPORATION
NATIONSBANK, N.A.
Date: February 10, By:
1995
Signature
Mary Jo Inglett/Compliance Officer Name/Title
mji